Exhibit 99.1

TITAN MEDICAL INC.
Consolidated Financial Statements
Years Ended December 31, 2020, and 2019

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto ON M5K 1H1 Canada

Report of Independent Registered Public Accounting Firm

Shareholders of Titan Medical Inc.
Toronto, Ontario

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Titan Medical Inc. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of net and comprehensive loss, shareholders’ deficit, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards (IFRSs) as issued by International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2021

We have served as the Company's auditor since 2010.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

TITAN MEDICAL INC.
Consolidated Statements of Financial Position
As at December 31, 2020 and 2019
(In U.S. Dollars)

	Note	December 31, 2020	December 31, 2019

Assets

Current Assets:
Cash and cash equivalents		$25,468,805	$814,492
Amounts receivable		71,566	84,097
Deposits		765,599	481,400
Prepaid expense		642,214	369,453
Total Current Assets		$26,948,184	$1,749,442

Property, plant, and equipment	3	245,372	-
Right of use assets - leases	4	866,601	30,394
Patent rights	5	1,777,978	1,601,745

Total Assets		$29,838,135	$3,381,581

Liabilities

Current Liabilities:
Accounts payable and accrued liabilities	6	$4,528,890	$11,412,896
Current portion of lease liability	4	165,768	21,071
Note payable	7	1,885,497	$-
Warrant liability	8	36,316,681	3,621,444
Total Current Liabilities		$42,896,836	$15,055,411

Long-term lease liability	4	750,791	8,001

Total Liabilities		$43,647,627	$15,063,412

Shareholders' Deficiency

Share capital	9	$215,819,053	$194,859,415
Contributed surplus		9,400,885	8,303,527
Deficit		(239,029,430)	(214,844,773)

Shareholders' Deficiency		$(13,809,492)	$(11,681,831)

Total Liabilities and Deficiency		$29,838,135	$3,381,581

Commitments (Note 11)
Subsequent events (Note 17)
See notes to the consolidated financial statements

Approved on behalf of the Board:

"signed"	"signed"

Paul Cataford	David McNally
Director	Chairman and CEO

TITAN MEDICAL INC.
Consolidated Statements of Net and Comprehensive Loss
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

	Note	December 31, 2020	December 31, 2019

Revenue		$20,000,000	$-

Expenses
Amortization		$236,842	$32,555
Consulting fees		536,968	1,136,146
Foreign exchange loss (gain)		113,972	37,972
Impairment of patent rights	5	45,981	-
Insurance		698,961	480,362
Interest charges		1,091,216	422,989
Management salaries and fees		2,549,924	2,547,484
Marketing and investor relations		140,976	289,350
Office and general		385,163	436,051
Professional fees		2,150,958	943,535
Rent		41,320	58,064
Research and development		7,937,171	51,418,056
Stock based compensation	9 b	1,097,358	1,651,119
Travel		27,622	272,594
		$17,054,432	$59,726,277

Net Earnings (Loss) from Operations		2,945,568	(59,726,277)

Finance Income (Cost)
Interest received from investments		$29,143	$115,584
Gain on settlements	6	2,512,626	-
Gain (loss) on change in fair value of warrants	8	(27,855,678)	19,800,645
Warrant liability issue cost		(1,816,316)	(2,097,031)
		$(27,130,225)	$17,819,198

Net and Comprehensive Loss		$24,184,657	$41,907,079

Basic and Diluted Loss per Share		$0.36	$1.37

Weighted Average Number of Common Shares
Basic and Diluted		67,008,897	30,689,545

See notes to the consolidated financial statements

TITAN MEDICAL INC.
Consolidated Statements of Shareholders’ Deficit
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Deficit	Total Deficiency
Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$(172,937,694)	$4,217,109

Issued pursuant to agency agreement	9 a	8,455,882	13,717,131	-	-	13,717,131
Issued pursuant to private placements	9 a	8,757,444	5,727,971	-	-	5,727,971
Share issue expense		-	(2,090,124)	-	-	(2,090,124)
Warrants exercised during the year	9 a	1,018,506	7,002,043	-	-	7,002,043
Stock based compensation	9 b	-	-	1,651,118	-	1,651,118
Net and comprehensive loss		-	-	-	(41,907,079)	(41,907,079)
Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$(214,844,773)	$(11,681,831)

Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$(214,844,773)	$(11,681,831)

Issued pursuant to agency agreement[1]	9 a	23,923,700	12,818,657	-	-	12,818,657
Share issue expense		-	(487,788)	-	-	(487,788)
Common stock equivalents converted	9 a	11,500,000	1,150	-	-	1,150
Warrants exercised during the year	9 a	7,853,462	8,627,619	-	-	8,627,619
Stock based compensation	9 b	-	-	1,097,358	-	1,097,358
Net and comprehensive loss		-	-	-	(24,184,657)	(24,184,657)
Balance - December 31, 2020		83,184,843	$215,819,053	$9,400,885	$(239,029,430)	$(13,809,492)

1. Includes net proceeds from the issuance of common share equivalents (see note 9 a)
See notes to the consolidated financial statements

TITAN MEDICAL INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

	Note	December 31, 2020	December 31, 2019

Cash provided by (used in):

Operating activities:
Net and comprehensive loss		$(24,184,657)	$(41,907,079)

Items not involving cash:
Amortization		236,842	32,555
Impairment of patent rights		45,981	-
Non-cash interest on lease		36,274	-
Stock based compensation		1,097,358	1,651,119
Warrant liability-fair value adjustment		27,855,678	(19,800,645)
Warrant liability-foreign exchange adjustment		95,631	17,687
Non-cash issue costs		764,132	744,501
Non-cash settlements	6, 9 a	(2,262,052)	-
Non-cash note payable expenses and accrued interest		385,496	-

Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits		(544,429)	8,336,486
Accounts payable and accrued liabilities		(4,371,371)	4,965,008
Cash used in operating activities		(845,117)	(45,960,368)

Financing activities:
Net proceeds from issuance of common shares and warrants[1]		24,688,851	35,766,754
Note payable		1,500,000	-
Repayment of lease liabilities		(90,053)	(5,100)
Cash provided by financing activities		26,098,798	35,761,654

Investing Activities:
Purchase of property, plant and equipment		(280,410)	-
Cost of patents		(318,958)	(458,037)
Cash used in investing activities		(599,368)	(458,037)

Increase (decrease) in cash and cash equivalents		24,654,313	(10,656,751)
Cash and cash equivalents, beginning of the period		814,492	11,471,243
Cash and cash equivalents, end of the period		$25,468,805	$814,492

Cash and cash equivalents comprise:
Cash		$1,302,037	$141,768
Cash equivalents		24,166,768	672,724

		$25,468,805	$814,492

1. Includes net proceeds from the issuance of common share equivalents - see note 9 a.
See notes to the consolidated financial statements

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

1.    DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”) business is in the research and development stage and is focused on the continued design and development of robotic assisted surgical technologies for application in minimally invasive surgery including the development of the EnosTM robotic single-access surgical system (the “Enos system”). In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of the later stage will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

On May 29, 2020, the Company established a wholly owned subsidiary, Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a corporation that is duly organized and existing under the laws of Delaware.

Basis of Presentation:

(a)	Statement of Compliance

These consolidated financial statements for the year ended December 31, 2020, and December 31, 2019, have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations (collectively “IFRS”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2021.

(b)	Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiary. The accounts of the Subsidiary were prepared for the same reporting year as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains or losses on transactions have been eliminated.

(d)	Functional and Presentation Currency

These consolidated financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS (continued)

(e)	Use of Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the consolidated financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include:

•	incremental borrowing rate used to measure lease liabilities

•	fair value estimate of the measurement of leases and warrant liabilities assessment of the Company’s ability to meet its obligations as they come due as described in Note 13, the company is subject to liquidity risk. The Company expects to be able to continue its operations for the foreseeable future.

While management believes that the estimates and assumptions are reasonable, actual results may differ.

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(f)	COVID-19

Since December 31, 2019, the outbreak of a novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, along with the uncertainty around the disease itself, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 outbreak, the Company is experiencing a longer recruitment cycle for recruiting technical personnel, and travel restrictions have slowed its ability to select and qualify suppliers for certain of its products. Furthermore, contractors and suppliers engaged by the Company may also be impacted by COVID-19 and there is a risk they could fail to meet their obligations to the Company. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline for completion, is unknown at this time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in interest saving accounts with interest rates of less than 1%.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

(b)	Property, plant, and equipment

Property, plant, and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. The Company records depreciation using the straight-line method over the

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

estimated useful lives of the capital assets, as follows:

Computer equipment	3 years

Furniture and fixtures	3 years

Machinery	3 years

Leasehold improvements	Remaining term of the lease

(c)	Leases

The Company assesses whether a contract is or contains a lease, at inception of a contract in accordance with IFRS 16 Leases. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by an incremental borrowing rate (“IBR”). The IBR is defined as the interest rate that the lessee would incur to borrow under a secured loan with terms similar to those of the lease. For the year ended December 31, 2020, the Company used an IBR of 6% (2019: 6%).

Lease payments included in the measurement of the lease liability comprise fixed lease payments less any lease incentives (e.g., free rent period). Non-lease components outlined in the lease are accounted as operating expenses in the period charged.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received.

Subsequent to initial measurement, lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease.

For short-term leases (leases with a term of 12 months or less) and leases of low value assets (accounted for as personal computers and office furniture), the Company has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16. This expense, if any, is presented within general expenses in the consolidated statement of comprehensive net income and loss.

(d)	Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight-line amortization is provided over the estimated useful lives of the patents, as prescribed by the granting body, which range up to twenty (20) years.

(e)	Impairment of Long-Lived Assets

The Company reviews computer equipment, furniture and equipment, machinery, leasehold improvements, right-of-use assets, and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by comparison of the asset’s carrying amount to the asset’s recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

(g)	Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time. Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S. functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h)	Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and as such in accordance with IAS 32, they must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option or a ratchet down feature. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. A proportional amount of costs associated with the issue of shares and warrants is allocated to the warrants and recorded through Net and Comprehensive Loss for the year. At each balance sheet date, the Company reviews the classification of each Warrant Liability to determine whether the appropriate classification remains with Liabilities or requires reclassification to Equity.

At each balance sheet date, the Warrant Liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model. Prior to March 31, 2019, the Black-Sholes model for the unlisted warrants was determined using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. Since March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares listed on the Toronto Stock Exchange (“TSX”) adjusted for differences in the terms of the warrant.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable.

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on Level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and Level 2 inputs for unlisted warrants.

(j)	Stock-Based Compensation

IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option pricing model. The fair value of the options granted is determined as at the grant date.

Stock options granted to non-employees are valued at the fair value of the goods or service received, measured at the date on which the goods are received, or the services rendered. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does using the Black-Scholes option pricing model. The fair value of the options granted is determined as at the grant date.

Stock options are issued to vest immediately or when used as a long-term incentive, are commonly issued over a vesting period of up to seven years. The expense related to options with a vesting period are recorded over the vesting period in accordance with the terms of the options.

(k)	Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all the research and development costs have been expensed as the criteria for capitalization have not yet been met.

(l)	Investment Tax Credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Financial Instruments

Financial assets include cash and cash equivalents and amounts receivable which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Financial liabilities include accounts payable and accrued liabilities which are measured at amortized cost.

(n)	Revenue Recognition

The Company currently recognizes revenue when it has persuasive evidence of a contract, performance obligations have been identified and satisfied, payment terms have been identified, and it is probable that the Company will collect the consideration it is entitled to.

On June 3, 2020, the Company entered into a license agreement (the “License Agreement”) with Medtronic, whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies (see Note 7). The Company is accounting for the license fee at the point in time when the rights were transferred. Revenue from the License Agreement for intellectual property rights and know-how (“Royalty Payment”) is recognized when rights are granted, and customer acceptance is established. Compensation received for the performance of technology transfer services relating to the License Agreement is accounted for separately from the Royalty Payment and will be recognized at the time the service is performed. (see Note 14)

On June 3, 2020, the Company also entered into a development and license agreement with Medtronic (the “Development Agreement”) that provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses. The Company’s entitlement to receive up to $31 million pursuant to the Development Agreement is conditional upon the completion of certain technology development milestones set forth in the Development Agreement. Due to the uncertainty of milestone achievements and entitlement of payments, the Company recognizes revenue only upon acceptance by the customer of work performed and the milestone achieved (see Note 14). Revenue from the Development Agreement and the allocation of ownership and license rights developed under each milestone is recognized when the rights are granted, and customer acceptance is established.

(o)	Short-term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p)	Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(q)	Earnings (Loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of outstanding stock options and warrants, as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying consolidated financial statements, as the effect would be anti-dilutive.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Adoption of New Accounting Standard

There were a number of amendments effective for annual reporting periods beginning on or after January 1, 2020 which were adopted during the year. None were deemed to have a material impact.  The amendments were:

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment – Disclosure Initiative – Definition of Material;

•	Revisions to the Conceptual Framework for Financing Reporting;

•	Definition of a Business (Amendments to IFRS 3);

•	Interest Rate Benchmark Reform – IBOR ‘phase 2’ (Amendments to IFRS 9 and IAS 39) and

•	COVID-19 – Related Rent Concessions (Amendments to IFRS 16).

(s)	Standards, Amendments, and Interpretations not yet Effective

IAS 16 "Property, Plant and Equipment" outlines the accounting treatment for most types of property, plant, and equipment. Property, plant, and equipment is initially measured at its cost, subsequently measured either using a cost or revaluation model, and depreciated so that its depreciable amount is allocated on a systematic basis over its useful life. In May 2020 the IASB issued Property, Plant and Equipment – Proceeds before Intended Use which made amendments to IAS 16. The amendments prohibit an entity from deducting from the cost of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use.  Instead, an entity shall recognize such sales proceeds and related cost in net income.  This amendment is effective for the Company beginning January 1, 2022.  The Company is assessing the impact of the amendment on its financial statements.

The Company does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the group.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

3.	PROPERTY, PLANT, AND EQUIPMENT

For the year ended December 31, 2020	Cost	Accumulated depreciation	Net Book Value

Computer equipment
Balance at December 31, 2019	$-	$-	$-
Additions	49,721	-	49,721
Depreciation in the year	-	(12,827)	(12,827)

Furniture and fixtures
Balance at December 31, 2019	-	-	-
Additions	53,689	-	53,689
Depreciation in the year	-	(20,352)	(20,352)
Leasehold improvements
Balance at December 31, 2019	-	-	-
Additions	23,619	-	23,619
Depreciation in the year	-	(1,858)	(1,858)
Machinery
Balance at December 31, 2019	-	-	-
Additions	153,380	-	153,380
Depreciation in the year	-	-	-

Balance at December 31, 2020	$280,409	$(35,037)	$245,372

For the year ended December 31, 2019	Cost	Accumulated depreciation	Net Book Value
Computer equipment
Balance at December 31, 2018	$-	$-	$-
Furniture and fixtures
Balance at December 31, 2018	-	-	-
Leasehold improvements
Depreciation in the year	-	-	-
Machinery
Balance at December 31, 2019	-	-	-

Balance at December 31, 2019	$-	$-	$-

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

4.	LEASES

At inception of a lease, the Company recognizes a right-of-use asset and a lease liability in the statement of financial position, initially measured at the present value of future lease payments (net of non-lease general expenses which are expensed as incurred).

Toronto, Ontario Lease

The Company entered into an 18-month lease for its corporate head office in Toronto, Ontario on November 1, 2019. The monthly base rent is $2,806. The Company recognized a right-of-use asset offset by a prepayment and a lease liability of $34,172 relating to this lease.

For the year ended December 31, 2020, the Company recognized $22,670 of amortization and $12,743 in interest expense relating to this lease and repaid $33,666 of the lease liability. The lease liability at December 31, 2020, was $8,145.

Chapel Hill, North Carolina Lease

The Company entered into a 62-month lease for its R&D office in Chapel Hill, North Carolina on April 1, 2020. The monthly base rent is $8,320. The Company recognized a right-of-use asset and a lease liability of $442,684 relating to this lease.

Titan USA entered into a lease amending agreement to lease additional office space in Chapel Hill, North Carolina on November 1, 2020. The term of the lease amendment is 55 months, and the base monthly rent is $10,628. The Company recognized a right of use asset and a lease liability of $498,584 relating to this lease.

For the year ended December 31, 2020, the Company recognized $82,391 of amortization and $23,531 in interest expense relating to the leases at Chapel Hill, repaid $56,387 of the lease liability. The lease liability at December 31, 2020, was $908,414.

Right of use assets For the year ended December 31, 2020	Cost	Accumulated amortization	Net Book Value
Head Office
Balance at December 31, 2019	$34,172	$(3,778)	$30,394
Amortization in the year	-	(22,670)	(22,670)
Chapel Hill
Balance at December 31, 2019	$-	$-	$-
Additions	941,268	-	941,268
Amortization in the year	-	(82,391)	(82,391)
Balance at December 31, 2020	$975,440	$(108,839)	$866,601

For the year ended December 31, 2019	Cost	Accumulated amortization	Net Book Value
Head Office

Balance at December 31, 2018	$-	$-	$-
Additions	34,172	-	34,172
Amortization in the year	-	(3,778)	(3,778)
	-
Balance at December 31, 2019	$34,172	$(3,778)	$30,394

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

4.	LEASES (continued)

Lease liabilities – maturity analysis	2020	2019
Less than one year	$165,768	$21,071
One to three years	646,481	8,001
Four to five years	104,310	-
Total lease liabilities at December 31, 2020	$916,559	$29,072

5.	PATENT RIGHTS

For the year ended December 31, 2020	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745
Impairment losses	(45,981)	-	(45,981)
Additions during the year	318,958	-	318,958
Amortization in the year	-	(96,744)	(96,744)
Balance at December 31, 2020	$2,129,727	$(351,749)	$1,777,978

For the year ended December 31, 2019	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485
Impairment losses	-	-	-
Additions during the year	458,037	-	458,037
Amortization in the year	-	(28,777)	(28,777)
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745

For the year ended December 31, 2020, the Company recorded impairment charges of $45,981 on certain older patent applications which have been abandoned.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at December 31, 2020, is $4,528,890 (December 31, 2019 – $11,412,896). The majority of the payables and accrued liabilities of $3,732,616 relate to amounts owed to the Company’s product development suppliers, an amount of $445,815 relates to legal and audit and the balance relates to regular business operations (December 31, 2019 - $10,049,622, $560,904 respectively).

Product Development Supplier Agreement

On April 30, 2020, the Company reached an agreement with a supplier engaged by the Company for the payment of outstanding payables to be settled in full by the end of 2020. On October 13, 2020, the Company entered into a second agreement with the supplier, pursuant to which the supplier has extended the time for payment of the outstanding amounts owed by the Company to the end of the first quarter of 2021.   Pursuant to the second agreement, the Company paid a monthly amount of $250,000 from October through December 2020, a lump sum payment of $2,299,682 in December 2020, $750,000 in January 2021 and will pay a monthly amount of $750,000 in each of February and March 2021. These payments will be applied toward settling the outstanding amounts owed. Assuming successful completion of conditions under the second agreement, the Company is not expected to incur interest on the outstanding amounts after December 2020, and $673,000 of accrued interest is to be forgiven. A gain on settlement related to the accrued interest has been recognized in the quarter ended December 31, 2020.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)

Naglreiter Consulting Litigation

In late 2019, the Company became involved in litigation with Naglreiter Consulting, LLC. On June 8, 2020, the Company entered into a settlement agreement pursuant to which (i) a sum of $1,050,000 was paid to Naglreiter, (ii) Naglreiter returned certain personal property and related electronic data in its possession, (iii) and the pending litigation was dismissed. The Company recognized a gain on settlement of $1,839,626 in the year.

7.	NOTE PAYABLE

During the year, the Company entered into an agreement with Medtronic for a note payable (the “Note”).  In connection with the Note, the Company executed and delivered a security agreement in favour of Medtronic (the “Security Agreement”). Under the Note agreement, the Company received $1.5 million in cash and owes an additional $296,046 related to certain legal, transaction and intellectual property related expenses incurred by Medtronic pursuant to the Medtronic agreements and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 3, 2023, (ii) a Change of Control (as defined in the Note), or (iii) the completion of the last milestone under the Development Agreement (see Note 2). For the year ended December 31, 2020, the Note has accrued interest of $89,451.

The Security Agreement grants a security interest in all of the Company’s present and future property including all personal property, inventory, equipment, and intellectual property to the Corporate Lender. In addition, Medtronic’s rights and powers include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if Medtronic were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of the Company’s property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or non-exclusive basis, of any of the Company’s intellectual property for such term and on such conditions and in such manner as Medtronic in its sole judgement determines (taking into account such provisions as may be necessary to protect and preserve such intellectual property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.

8.	WARRANT LIABILITY

For the year ended December 31, 2020	Number of Warrants	Amount
Opening Balance	21,203,411	$3,621,444
Issue of warrants expiring, March 27, 2025	3,500,000	475,300
Issue of warrants expiring, November 6, 2025	2,757,252	508,200
Issue of warrants expiring, June 10, 2024	9,000,000	9,709,200
Warrants exercised during the year	(7,257,252)	(5,948,771)
Warrants expired during the year	(233,740)	(26,198)
Foreign exchange adjustment during the year	-	95,631
Fair value adjustment during the year	-	27,881,875
Balance at December 31, 2020	28,969,671	$36,316,681

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

8.	WARRANT LIABILITY (continued)

For the year ended December 31, 2019	Number of Warrants	Amount
Opening Balance	13,901,859	$11,250,167
Issue of warrants expiring, March 21, 2024	8,455,882	15,897,059
Warrants exercised during the year	(1,018,506)	(3,742,824)
Warrants expired during the year	(135,824)	-
Foreign exchange adjustment during the year	-	17,687
Fair value adjustment during the year	-	(19,800,645)
Balance at December 31, 2019	21,203,411	$3,621,444

For the year ended December 31, 2020, the warrants outstanding by series are:

Listed Warrants	Expiry date	Exercise Price CDN$	Number issued	Number outstanding
TMD.W.T.G	12-Feb-21	$30.00	447,253	444,920
TMD.W.T.H	31-Mar-21	$36.00	577,106	577,106
TMD.W.T.I	20-Sep-21	$22.50	637,111	637,111
Balance at December 31, 2020			1,661,470	1,659,137

Unlisted Warrants (in CDN$)	Expiry date	Exercise Price CDN$	Number issued	Number outstanding
March 2017	16-Mar-21	$15.00	357,787	355,253
June 2017	29-Jun-22	$6.00	1,983,522	446,377
August 2017	24-Aug-22	$6.00	563,067	563,067
December 2017	5-Dec-22	$18.00	1,533,333	1,533,333
April 2018	10-Apr-18	$10.50	1,295,554	1,295,554
Balance at December 31, 2020			5,733,263	4,193,584

Unlisted Warrants (in USD$)	Expiry date	Exercise Price USD$	Number issued	Number outstanding
August 2018[1]	10-Aug-23	$2.9200	7,679,574	6,661,068
March 2019[2]	21-Mar-24	$3.9500	8,455,882	8,455,882
March 2020	27-Mar-25	$0.1900	3,500,000	-
May 2020	6-Nov-25	$0.3002	2,757,252	-
June 2020	10-Jun-24	$1.0000	9,000,000	8,000,000
Balance at December 31, 2020			31,392,708	23,116,950

Total Warrants Outstanding			38,787,441	28,969,671
Note 1 – includes a ratchet clause triggered August 29, 2019, lowering the exercise price from $3.20 to $2.92.
Note 2 – includes a ratchet clause triggered August 29, 2019, lowering the exercise price from $4.00 to $3.95.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL

(a)	Authorized:	unlimited number of common shares, no par value
	Issued:	83,184,843 (December 31, 2019: 39,907,681)

Exercise prices of units, certain warrants and options are presented in U.S. currency when they are exercisable in U.S. dollars unless otherwise noted.

June 2020 Offering

On June 10, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”) for the purchase and sale of 6,500,000 common shares (the “Common Shares”), 11,500,000 common share equivalents (each, a “June 2020 Common Share Equivalent”) and 9,000,000 common share purchase warrants (each a “June 2020 Common Warrant”) for total gross proceeds of approximately $18,000,000 ($16,500,000 net of closing cash costs including cash commissions described below). The Common Shares, June 2020 Common Share Equivalent and June 2020 Common Warrants were sold in fixed combinations at an offering price of $1.00, consisting of one Common Share and one-half June 2020 Common Warrant or one June 2020 Common Share Equivalent and one-half June 2020 Common Warrant. Each June 2020 Common Warrant is convertible into one Common Share at a conversion price of $1.00 per Common Share for a period of four (4) years following the date of the closing of the offering. Each June 2020 Common Share Equivalent is convertible into one Common Share at a conversion price of $0.0001 and will expire when converted in full.

Pursuant to the placement agent agreement, in addition to the cash commission paid to Wainwright of $1,260,000, broker warrants were issued to Wainwright which entitle the holder to purchase 1,260,000 Common Shares at an exercise price of U.S. $1.25 per share prior to expiry on June 10, 2024.

The 11,500,000 June 2020 Common Stock Equivalents were converted during the year for total proceeds of $1,150.

May 2020 Financing

On May 6, 2020, the Company completed a registered direct offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and Wainwright that provide for the purchase and sale of 5,514,504 Common Shares of the Company at a per share purchase price of U.S. $0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “May 2020 Warrant”), resulting in total gross proceeds of $2,000,000 ($1,575,000 net of estimated closing cash costs including cash commission described below). Each May 2020 Warrant is exercisable to purchase one Common Share at an exercise price of U.S. $0.3002 per Common Share for a period of five and one-half (5.5) years following the date of closing of the offering. All of the May 2020 Warrants were exercised during the year.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $140,000, broker warrants were issued to Wainwright which entitle the holder to purchase 386,015 Common Shares at a price of U.S. $0.45335 per share prior to expiry on November 6, 2025. During the year, 260,560 broker warrants were exercised.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

March 2020 Offering

On March 27, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020, between the Company and Wainwright for the purchase and sale of 7,000,000 Common Shares at a per share purchase price of U.S. $0.17 per Common Share and 3,500,000 common share purchase warrants (each, a “March 2020 Warrant”), resulting in total gross proceeds of $1,190,000 ($862,294 net of closing cash costs including cash commission described below). Each March 2020 Warrant is exercisable to purchase one Common Share at an exercise price of U.S. $0.19 per Common Share prior to expiry on March 27, 2025. The March 2020 Warrants were valued at $475,300 based on the value determined by the Black-Scholes model and the balance of $714,700 was allocated to common shares.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of U.S. $0.2125 per share prior to expiry on March 27, 2025. During the year, 335,650 broker warrants were exercised.

Second Aspire Agreement

On December 23, 2019, the Company entered into a common share purchase agreement (the “Second Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire”) whereby Aspire committed to purchase up to $35 million of Common Shares, to a maximum of 9,729,777 Common Shares, at Titan’s request from time to time, until June 23, 2022. On commencement of the Second Aspire Agreement, Titan issued to Aspire 973,000 Common Shares as consideration for entering into the Second Aspire Agreement. The value of the Common Shares issued of $423,440 was included in capital and offset by a fee of the same amount plus $35,122 for additional costs incurred.

Between January 3, 2020, and February 13, 2020, the Company issued 4,408,048 Common Shares pursuant to the Second Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000
	4,408,048	$2,071,930

Under the Second Aspire Agreement, the balance remaining on Aspire’s commitment is 4,348,729 Common Shares (with maximum value of $32.9 million), at Titan’s request from time to time, until June 23, 2022.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

 January 2020 Equity Transaction

On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”) had subscribed for Common Shares. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574.

First Aspire Agreement

On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire whereby Aspire committed to purchase up to $35 million of Common Shares at Titan’s request from time to time, until February 28, 2022. On commencement of the First Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of U.S. $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding, as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. Gross proceeds of $3.0 million, net of costs and fees of $417,113, was included in capital.

Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311
	7,784,444	$5,304,531

March 2019 Equity Offering

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of U.S. $3.40 per unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of U.S. $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of U.S. $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

(b)	Stock Options and Compensation Options

Titan has reserved and set aside up to 15% of the issued and outstanding Common Shares for granting of options to employees, officers, consultants, and advisors. At December 31, 2020, 9,553,956 Common Shares (December 31, 2019: 5,986,152) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

For the year ended December 31, 2020, $1,097,358 of stock-compensation expense was recorded (December 31, 2019 – $1,651,119).

Options are granted to directors, officers, employees, and consultants at various times. Options are to be settled by physical delivery of shares. Options and the terms of each issue over the year ended December 31, 2020, are outlined below:

Grant date / recipient	Number of options	Exercise price	Vesting conditions	Contractual life of options
January 28, 2020, options granted to a director	25,765	CDN $0.657	Options vest immediately	7 years
July 30, 2020, options granted to a director	22,425	CDN $1.266	Options vest immediately	7 years
July 30, 2020, options granted to employees	1,350,000	USD $0.962	Options vest as to ¼ of the total number of options granted, every year from grant date	7 years
September 29, 2020, options granted to board members	27,304 19,568	CDN $0.960 USD $0.730	Options vest immediately	7 years
September 30, 2020, options granted to a consultant	4,723	USD $0.745	Options vest immediately	3 years
December 10, 2020, options granted to employees	4,000 623,000	CDN $1.700 USD $1.310	Options vest as to ¼ of the total number of options granted, every year from grant date	7 years

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

A summary of the status of the Company’s outstanding stock options as of December 31, 2020 and December 31, 2019 and changes during the years ended on those dates is presented in the following table:

STOCK OPTIONS OUTSTANDING	CANADIAN DOLLAR		UNITED STATES DOLLAR
	Number stock options	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price
Balance at December 31, 2019	860,379	$5.89	854,042	$2.65
Granted	79,494	0.99	1,997,291	0.96
Expired / forfeited	(105,908)	8.39	(761,528)	2.66
Balance at December 31, 2020	833,965	$5.10	2,089,805	$1.13

	CANADIAN DOLLAR		UNITED STATES DOLLAR
	Number stock options	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price
Balance at December 31, 2018	875,433	$18.20	50,349	$1.55
Granted	35,719	4.54	843,693	2.72
Expired / forfeited	(50,773)	31.79	(40,000)	3.72
Balance at December 31, 2019	860,379	$5.89	854,042	$2.65

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2020, are as follows:

Canadian Dollar Denominated Options
Exercise Price (CDN)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$0.66	25,765	6.08	25,765
$0.96	27,304	6.75	27,304
$1.27	22,425	6.58	22,425
$1.70	4,000	6.95	-
$3.28	31,498	4.66	31,498
$4.54	682,422	3.09	360,237
$9.00	11,481	4.52	11,481
$30.00	28,260	0.65	28,260
$32.40	810	0.07	810
	833,965	3.61	507,780

United States Dollar Denominated Options
Exercise Price (USD)	Number Outstanding	Weighted-average remaining contractual life (years)	Options Exercisable
$0.73	19,568	6.75	19,568
$0.75	4,723	2.75	4,723
$0.96	1,350,000	6.58	-
$1.31	623,000	6.95	-
$1.55	50,349	0.96	50,349
$2.20	2,165	5.55	2,165
$3.72	40,000	1.69	-
	2,089,805	6.45	76,805

Total	2,923,770	5.64	584,585

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.10 and CDN $4.86 for options that are exercisable. The weighted average exercise price of U.S. dollar denominated options outstanding is U.S. $1.13 and U.S. $1.31 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes option pricing model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the grants (CDN$ or U.S.$) used in the measurement of fair values at grant date of the share-based option grants for the year end December 31, 2020 and 2019 are as follows:

	CANADIAN DOLLARS		UNITED STATES DOLLARS
	2020	2019	2020	2019
Fair value at grant	$0.82	1.61	0.89	1.48
Share price at grant	1.01	2.90	1.04	2.36
Exercise price	1.04	4.54	1.07	2.72
Expected option life	4 years	3.4 years	4.0 years	3.5 years
Risk free interest rate	0.67%	1.43%	0.29%	1.50%
Expected volatility	145.61%	98.10%	149.77	97.90%
Expected dividends	Nil	Nil	Nil	Nil

(c)	Warrants

In addition to the warrants accounted for as a liability at December 31, 2020 (see Note 8), the Company has 2,131,716 broker warrants that are issued, outstanding and exercisable in U.S. dollars (December 31, 2019: 1,219,276). These broker warrants expire between March 21, 2021 and November 6, 2025 (December 31, 2019: broker warrants had expiry dates between April 10, 2020 and March 21,2021).

Expiry date	Exercise Price	Outstanding at December 31, 2019[1]	Issued	Exercised	Expired	Outstanding at December 31, 2020[1]
April 12, 2020	$9.00000	89,795	-	-	(89,795)	-
August 10, 2020	$2.50000	537,570	-	-	(537,570)	-
March 21, 2021	$3.40000	591,911	-	-	-	591,911
June 10, 2024	$1.25000	-	1,260,000	-	-	1,260,000
March 27, 2025	$0.21250	-	490,000	(335,650)	-	154,350
November 6, 2025	$0.45335	-	386,015	(260,560)	-	125,455
Ending balance		1,219,276	2,136,015	(596,210)	(627,365)	2,131,716
Note 1 All broker warrants issued and outstanding are fully exercisable.  All broker warrants issued, outstanding and exercisable are in U.S. dollars.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

10.	INCOME TAXES

(a)	Current income taxes

Below is a reconciliation of combined federal and provincial corporate income taxes at the company’s effective rate of 26.5% (2019: 26.5%).

	December 31, 2020	December 31, 2019
Net loss before income taxes	$(24,184,657)	$(41,907,079)
Income taxes at statutory rates	(6,408,934)	(11,105,376)
Tax effect of expenses not deductible for income tax purposes:
Permanent differences	7,648,554	(4,800,780)
Unrecognized share issue costs	(129,264)	(625,220)
Tax / foreign rate changes and other adjustments	(49,409)	93,724
Total tax recovery	1,060,947	(16,437,652)
Tax recovery not recognized	(1,060,947)	16,437,652
	$-	$-

(b)	Deferred income taxes

Deferred income tax assets and liabilities result primarily from differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December 31, 2020	December 31, 2019
Non-capital losses	$62,773,915	$63,740,497
Qualifying research and development expenditure	1,493,309	1,493,309
Share issue costs and other	1,868,633	1,999,584
Total tax assets	66,135,857	67,233,390
Tax assets not recognized	(66,135,857)	(67,233,390)
Net deferred tax assets	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is probable that some or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

10.	INCOME TAXES (continued)

(c)	Losses carried forward

The Company has non-capital losses of approximately $236,882,697 available to reduce future income taxes. The non-capital losses expire approximately as follows:

Expiry year	Non-capital losses
2031	$9,674,326
2032	10,454,774
2033	10,210,370
2034	13,784,437
2035	43,934,918
2036	28,260,911
2037	19,604,159
2038	40,239,997
2039	60,718,805
$236,882,697

The Company has accumulated Qualifying Research and Development expenses of $5,635,128 from prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a Canada Revenue Agency (CRA) audit completed in 2017 and 2016, regarding Titan’s 2012 and 2011 SR&ED claim, the 2012 loss of $6,517,436 has been adjusted to $7,260,729 and the 2011 loss of $9,423,694 has been adjusted to $12,735,836. The qualifying SR&ED expenditures has also been adjusted from $9,439,430 to $5,635,128. CRA concluded that the claimed work did not satisfy the SR&ED criteria. Titan is appealing this decision by CRA.

(d)	Investment tax credits

At December 31, 2020, the Company has $1,167,560 (2019 - $1,167,560) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The amounts have been adjusted to reflect changes due to the CRA audit.

At December 31, 2020, the Company has $237,997 (2019 - $237,997) of unclaimed Ontario Research and Development Tax Credit available to reduce Ontario income taxes payable in future years. If not utilized, this credit will start expiring in 2029. The amounts have been adjusted to reflect changes due to the CRA audit.

11.	COMMITMENTS

As part of its program of research and development of the Enos system, the Company has outsourced certain  aspects of the design and development to third party technology and development companies. At December 31, 2020, $10,693,752 in purchase orders remain outstanding (December 31, 2019 - $1,327,294).

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

12.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, transactions between the Company’s directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at fair value, which is the amount of consideration established and agreed to by the related parties. Compensation paid to executive officers for the year ended December 31, 2020 amounted to $1,124,976 compared to $1,495,611 for the year ended December 31, 2019.

	December 31, 2020		December 31, 2019
Common Shares Held by Directors and Officers	Number of shares	%	Number of shares	%
David McNally	4,167	0.01	4,167	0.01
Monique Delorme[1]	32,333	0.04	-	-
Perry Genova	514	0.00	-	-
Stephen Randall[2]	22,993	0.03	22,993	0.06
John Barker[3]	NA	NA	32,714	0.08
John Schellhorn[4]	NA	NA	294	-
Total	60,007	0.08	60,168	0.15
Common Shares Outstanding	83,184,843	100.00	39,907,681	100.00
1.	Monique Delorme was appointed Chief Financial Officer on October 1, 2020.
2.	Stephen Randall retired as Chief Financial Officer on September 30, 2020. He remains on the board of directors.
3.	John Barker retired as directors effective September 30, 2020.
4.	John Schellhorn retired as a director effective June 4, 2020.

13.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied. Warrant liabilities are valued at fair value as described in note 2(h).

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

(a)	Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from interest saving account and short-term promissory notes. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

(b)	Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2020, the Company had cash and cash equivalents of $25,468,805 (December 31, 2019: $814,492) to settle liabilities of $7,330,946 (December 31, 2019: $11,441,968) excluding warrant liabilities of $36,316,681 (December 31, 2019: $3,621,444).

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

13.	FINANCIAL INSTRUMENTS (continued)

The Company currently does not generate any sales revenue. It generates interest income on its cash balances and revenue from its license and development agreements as described in note 2(n). The Company believes that with its current financial resources and expected revenues from license and development agreements, the Company expects to be able to continue operations for the foreseeable future.  As at December 31, 2020, the Company is primarily dependent upon financing to fund its research and design relating to its Enos system and operating expenses.

The ability of the Company to arrange financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change, and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise continue its technology development program and may be required to operate under a reduced development program.

(c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

i.	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s current policy is to invest excess cash in interest savings accounts and short-term promissory notes. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

ii.	Foreign currency risk

The Company’s functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the Company now maintains a minimum balance of Canadian dollars.

(d)	Sensitivity analysis

Cash equivalents include cash balances and amounts on deposit in interest savings account and short-term promissory notes. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $161,549 (December 31,2019: $62,071) based on the current level of cash invested in cash equivalents.

A strengthening of the U.S. dollar at December 31, 2020, as indicated below, against current assets and accounts payable and accrued liabilities denominated in Canadian currency of CDN $366,767 (December 31, 2019: $556,276) and warrant liability of CDN $5,497,342 (December 31, 2019: $868,855) would result in increased equity and an increased profit for the year of $219,010 (December 31, 2019: $32,541) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular, interest rates, remain constant. The sensitivity analysis is performed on the same basis for December 31, 2019.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

13.	FINANCIAL INSTRUMENTS (continued)

5% strengthening	December 31, 2020	December 31, 2019

Canadian dollar current assets	$(7,659)	$(19, 687)
Canadian dollar accounts payable and accrued liabilities	226,669	52,228
Change in profit (loss)	$219,010	$32,541

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2020, and December 31, 2019, would have had the equal but opposite effect on the above currencies to the amount shown above, on the basis that all other variables remain constant.

14.	REVENUES

On June 3, 2020, the Company entered into a License Agreement with Medtronic, whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies. The Company is accounting for the license fee at the point in time when the rights were transferred. The Company recognized revenue of $10 million under this agreement.

Technical Milestone under Medtronic Development and License Agreement

In 2020, the Company completed the first and second technical milestones under the Development Agreement with Medtronic (see note 7) and on October 28, 2020, received payment of $10 million. Revenue from the Development Agreement and the allocation of ownership and license rights developed under each milestone is recognized when the rights are granted, and customer acceptance is established. The Company is entitled to receive up to an additional $21 million under the Development Agreement with completion of milestones 3 and 4 in May and September 2020, respectively.

15.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of the Company’s single access robotic surgical system, the next generation of surgical robotic platform. The Company's long-term assets are domiciled in Toronto, Canada.

16.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the development of its single access robotic surgical system. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of its single access robotic surgical system. The Company has further progress to make in the development of the single access robotic surgical system and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund its future activities. To carry out the completion of the single access robotic surgical system and pay for administrative costs, the Company will continue to raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2020.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

17.	SUBSEQUENT EVENTS

(a)	Warrants exercised

Subsequent to December 31, 2020, and as of February 20, 2021, 8,583,250 Common Shares were issued upon the exercise of warrants for gross proceeds of $9,166,500, and 732,375 Common Shares were issued upon the exercise of broker warrants for gross proceeds of $812,057. No material transactions relating to the exercise of warrants have occurred from the date of February 20, 2021, to the date of filing these consolidated financial statements.

(b)	Options exercised

Subsequent to December 31, 2020, and as of February 20, 2021, 19,568 Common Shares were issued upon the exercise of options for gross proceeds of $14,285.

(c)	Equity offerings

January 2021 Equity Offering

On January 26, 2021, the Company closed an offering of 6,451,613 units of the Company (“January 2021 Units”) sold on a “bought deal” basis, at price of U.S. $1.55 per January 2021 Unit for aggregate gross proceeds of U.S. $10,000,000. (“January 2021 Offering”). The underwriter also exercised its over-allotment option for an additional 967,741 January 2021 Units and additional gross proceeds of U.S. $1,500,000.  Each January 2021 Unit consists of one common share in the capital of the Company (each a “Common Share” and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “January 2021 Warrant”). Each January 2021 Warrant is exercisable to acquire one Common Share at an exercise price of U.S. $2.00 per share until January 26, 2026. Pursuant to the underwriting agreement, the underwriter will receive: (i) a cash fee equal to 7% of the gross proceeds of the offering, (including January 2021 Units sold pursuant to the exercise of the overallotment option), each entitling the holder to acquire one Common Share at U.S. $1.9375 for a period of 24 months after the closing date.

The net proceeds from the January 2021 Offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital.

An aggregate of 39,500 January 2021 Units was purchased by directors, officers and employees of the Company and its subsidiary under the offering for gross proceeds of $61,225. Each insider subscription constitutes a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions “MI 61-101”). In completing the purchases of January 2021 Units by the Company’s insiders, the Company will rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, as the aggregate value of the purchases of the units does not exceed 25% of the market capitalization of the Company.

TITAN MEDICAL INC.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2020 and 2019
(In U.S. Dollars)

17.	SUBSEQUENT EVENTS (continued)

February 2021 Equity Offering

On February 3, 2021, the Company entered into an underwriting agreement (“February 2021 Underwriting Agreement”) in respect of a “bought deal” offering of 8,335,000 units of the Company (“February 2021 Units”) at price of U.S. $2.40 per February 2021 Unit (the "Offering Price") for aggregate gross proceeds of U.S. $20,004,000 (“February 2021 Offering”).  Each February 2021 Unit consists of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “February 2021 Warrant”). Each February 2021 Warrant will be exercisable to acquire one Common Share at an exercise price of U.S. $3.00 per share for a period of 24 months after the closing date. Pursuant to the underwriting agreement, the underwriter will receive: (i) a cash fee equal to 7% of the gross proceeds of the offering, (including February 2021 Units sold pursuant to the exercise of the overallotment option), and (ii) a number of broker warrants equal to 7% of the total number of February 2021 Units sold in the offering (including units sold pursuant to the exercise of the over-allotment option), each entitling the holder to acquire one Common Share at U.S. $3.00 for a period of 24 months after the closing date.  The Company has granted the underwriter an option, exercisable in whole or in part and from time to time at any time until 30 days after the closing of the offering, to purchase up to an additional number of units equal to 15% of the number of February 2021 Units sold pursuant to the offering at the February 2021 Offering Price.  The Offering is expected to close on or about February 23, 2021.A condition of the February 2021 Underwriting Agreement restricts the Company from issuing, without prior agreement from the underwriter, any Common Shares, or any securities convertible into or exchangeable for or exercisable to acquire Common Shares for a period commencing on the date of the February 2021 Underwriting Agreement and ending ninety (90) days following the closing date, except under pre-existing rights or obligations.  This would include restricting the issuance of shares under the Second Aspire Agreement (see note 9).

The net proceeds from the February 2021 Offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital.